[Greenberg Traurig Letterhead]
August 3, 2009
VIA EDGAR and FEDEX
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Erin Martin

Re:	Hines Global REIT, Inc. Registration Statement on Form S-11, as amended File No. 333-156742
Ladies and Gentlemen:
     On behalf of Hines Global REIT, Inc., a Maryland corporation (the “Company”) and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 3 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 3”).
     Per our conversation on June 26, 2009, in lieu of providing a written consent of the independent director nominees named in Amendment No. 2 to the S-11, the independent directors, who have now been elected, have executed Amendment No. 3. In addition, Amendment No. 3 contains the requested executed opinions as exhibits to the Registration Statement. Amendment No. 3 has also been updated for other purposes, including in response to certain blue sky comments.
     If you should have any questions about this letter or require any further information, please call me at 305-579-0722.
Sincerely,
/s/ Barbara J. Oikle
Barbara J. Oikle, Esq.

cc:	Judith D. Fryer, Esquire Hines Global REIT, Inc.